EXHIBIT 23-a


INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in this Registration Statement (relating to $20,000,000,000 of debt securities, units, warrants, purchase contracts, depositary shares and preferred stock) of Morgan Stanley Dean Witter & Co. (the "Registrant") on Form S-3 of our reports dated January 21, 2000, appearing in and incorporated by reference in the Annual Report on Form 10-K of the Registrant for the fiscal year ended November 30, 1999 (these reports express an unqualified opinion; the report on the consolidated financial statements includes an explanatory paragraph for a change in the method of accounting for certain offering costs of closed-end funds), and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.




New York, New York
October 6, 2000